UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant's name into English)

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement

On June 26, 2015, Prime Acquisition Corp., (the "Company") entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Prime Luxembourg S.a.r.l., the Company’s wholly owned subsidiary (“LuxCo”), GSI S.r.l, LuxCo’s wholly owned subsidiary (“GSI”), SIM S.r.l., at the time owned by LuxCo and GSI (“SIM”), Bell Real Estate S.r.l. (“Bell”), Cesare Lanati and Stefano Lanati (Bell, Cesare Lanati and Stefano Lanati are collectively referred to as the “Buyers”). Pursuant to the Purchase Agreement, on July 14, 2015, the Buyers acquired all of the outstanding equity interests in SIM in exchange for the return of 220,000 of the Company’s shares (the “Consideration Shares”). SIM’s sole asset consists of the property located at Via Newton 9, Milan, Italy. In addition, in connection with the transactions contemplated by the Purchase Agreement, the Company extinguished certain trade liabilities associated with its portfolio of properties and the Buyers, totaling approximately 20% of its total as of year-end.

Completion of Acquisition or Disposition of Assets

The information contained in “Entry into a Material Definitive Agreement” is incorporated by reference in this section.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 16, 2015	Prime Acquisition Corp.

By: /s/ William Yu
Name: William Yu
Title: Interim Chief Executive Officer